

Mail Stop 7010

January 28, 2008

By U.S. Mail and Facsimile

Mr. Cully Bohush
Chief Accounting Officer
Flanders Corporation
2399 26th Avenue North
St. Petersburg, Florida 33734

>   **Re: Flanders Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2007**
>   **File No. 000-27958**

Dear Mr. Bohush:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

                                        Sincerely,

                                        John Cash
                                        Accounting Branch Chief